Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

January 14, 2025

Via EDGAR

Ms. Nudrat Salik and Mr. Terence O'Brien
Office of Industrial Applications and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Salik and Mr. O'Brien,

This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 4, 2024 (the “Comment Letter”) based on the Staff’s review of Sensata’s Form 10-K for the Year Ended December 31, 2023 and Form 10-Q for the Period Ended June 30, 2024. Below the Company has reprinted each of the Staff’s comments in bold and thereunder set forth our related response.
Form 10-Q for the Period Ended June 30, 2024
Non-GAAP Financial Measures, page 27
1.We note your response to comment 1 regarding your presentation of multiple non-GAAP measures with an adjustment to exclude step-up depreciation and amortization. Please address the following:
•The portion of the adjustment that excludes step-up depreciation and amortization associated with the step-up in fair value of assets acquired in connection with a business combination results in the presentation of non-GAAP measures that reflect part, but not all, of an accounting concept. As such, the resulting non-GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non-GAAP measures to remove this portion of the adjustment in future filings. Refer to 100.04 of the SEC Staff's Non-GAAP Compliance and Disclosure Interpretations; and
•The portion of the adjustment that is related to the acceleration of amortization for the exit of the Spear Marine Business should be more clearly labeled and described in future filings. Specifically, it is not clear why it is labeled as step-up depreciation and amortization.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, going forward:
•The Company will discontinue the use of adjustments to exclude step-up depreciation and amortization in its non-GAAP measures. The Company will adjust operating income and net income to exclude the amortization of all the Company's intangible assets in the calculation of its non-GAAP financial measures. The Company’s intangible assets, which are largely the result of acquisitions, are amortized over the expected life of the intangible asset at the time of acquisition and may result in amortization amounts that vary over time. Management does not believe the amortization charges reflect the performance of our ongoing operations for the period in which such charges are incurred. Accordingly, this non-cash expense is not considered by management in making operating decisions.

•The Company will ensure that the adjustment related to the acceleration of amortization for the exit of the Spear Marine Business, as well as any other prospective adjustments, are clearly labeled and described.

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officer